Filed Pursuant to Rule 424(b)(3)
Registration No. 333-227952

PROSPECTUS SUPPLEMENT #1

(To Prospectus dated November 5, 2018)

VERRA MOBILITY CORPORATION

146,381,878 Shares of Class A Common Stock

6,666,666 Warrants to Purchase Class A Common Stock

This prospectus supplement supplements the prospectus dated November 5, 2018 (the “Prospectus”), that forms part of our Registration Statement on Form S-3 (Registration No. 333-227952), relating to (i) the offer and sale by us of up to 19,999,967 shares of our Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), as described in the Prospectus, and (ii) the resale from time to time by the selling holders named in the Prospectus (the “Selling Holders”) of up to 6,666,666 Private Placement Warrants (as defined in the Prospectus) and 146,381,878 shares of our Class A Common Stock, as described in the prospectus.

This prospectus supplement includes information to update the selling shareholder table in the Prospectus to reflect certain transfers of shares of our Private Placement Warrants that had been beneficially owned by one of the Selling Holders.

This prospectus supplement should be read in conjunction with, and it is qualified by reference to, the Prospectus, as supplemented to date, including all information incorporated by reference therein, except to the extent that the information provided by this prospectus supplement modifies and supersedes the information therein. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

Our Class A Common Stock and Warrants are traded on the Nasdaq Capital Market (“Nasdaq”) under the symbols “VRRM” and “VRRMW,” respectively, though such securities may not continue to be listed, for instance, if there is not a sufficient number of round lot holders.

An investment in our securities involves risks. See the section of this prospectus entitled “Risk Factors” beginning on page 4 of the Prospectus, and any updates to those risk factors or new risk factors contained in subsequent reports we file with the SEC that are incorporated by reference herein.

We are an “emerging growth company” as defined under the federal securities laws and, as such, we intend to comply with reduced disclosure and regulatory requirements.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 16, 2018.

Selling Holders

The information in the tables appearing under the heading “Selling Holders” beginning on page 33 of the Prospectus is updated by revising the beneficial ownership of certain selling holders and adding certain other selling holders listed in the tables below. In November 2018, Gores Sponsor II LLC distributed 3,492,401 Private Placement Warrants to its members. As a result, the Private Placement Warrants and the shares of our Class A Common Stock issuable upon exercise of the Private Placement Warrants, all of which were previously reflected as held by Gores Sponsor II LLC, are now held by the Selling Holders and in the amounts set forth below.

The percentages in the following tables are based on the 156,056,642 shares of Class A Common Stock and 19,999,967 Warrants outstanding as of November 13, 2018. All other information in the tables contained in the Selling Holder section of the Prospectus is as of October 17, 2018.

Shares of Class A Common Stock

	Beneficial Ownership Before the Offering		Shares To Be Sold in the Offering		Beneficial Ownership After the Offering
Name of Selling Holder	Shares	Percent	Shares	Percent	Shares	Percent
Gores Sponsor II LLC(4)	4,144,577	2.66%	4,144,577	2.66%	0	0%
AEG Holdings, LLC(17)	4,190,204	2.63%	4,190,204	2.63%	0	0%
Edward Johnson(28)	370,531	*	370,531	*	0	0%
Mark Stone(29)	370,531	*	370,531	*	0	0%
Catherine Babon(30)	92,633	*	92,633	*	0	0%
Jennifer Kwon Chou(31)	18,527	*	18,527	*	0	0%
Additional Selling Holders (27)	1,442,001	*	1,396,101	*	45,900	*

(*)Represents less than 1%.

(4)

The business address of Gores Sponsor II LLC is 6260 Lookout Road, Boulder, Colorado 80301. Alec Gores, the Company’s former chairman, controls Gores Sponsor II LLC.  Mr. Gores may therefore be deemed to be a beneficial owner of the Private Placement Warrants held by Gores Sponsor II LLC.  Mr. Gores disclaims beneficial ownership of the Private Placement Warrants held by Gores Sponsor II LLC, except to the extent of any pecuniary interest therein.

(17)

Includes 2,969,749 shares of our Class A Common Stock issuable upon exercise of 2,969,749 of our Private Placement Warrants. The business address of AEG Holdings, LLC is 6260 Lookout Road, Boulder, Colorado 80301. Alec Gores controls AEG Holdings, LLC.  Mr. Gores, Andrew McBride, Mark Stone and Cathy Pollard are current or former officers, employees or are otherwise affiliated with AEG Holdings, LLC and the Company.

(27)

The disclosure with respect to the remaining Selling Holders is being made on an aggregate basis, as opposed to an individual basis, because their aggregate holdings are less than 1% of the outstanding shares of our Class A Common Stock.  Includes 63,486 shares of our Class A Common Stock issuable upon exercise of 63,486 of our Private Placement Warrants.

(28)	Includes 227,240 shares of our Class A Common Stock issuable upon exercise of 227,240 of our Private Placement Warrants.
(29)

Consists of (i) 227,240 shares of our Class A Common Stock issuable upon exercise of 227,240 of our Private Placement Warrants held directly by Mr. Stone and (ii) 143,291 shares of our Class A Common Stock held by The Mark Ronald Stone Trust, of which Mr. Stone is trustee and of which may therefore be deemed to be a beneficial owner. Mr. Stone was the Company’s Chief Executive Officer prior to the closing of the Business Combination.

(30)	Includes 56,810 shares of our Class A Common Stock issuable upon exercise of 56,810 of our Private Placement Warrants.
(31)	Includes 11,362 shares of our Class A Common Stock issuable upon exercise of 11,362 of our Private Placement Warrants.

Private Placement Warrants

	Beneficial Ownership Before the Offering		Warrants To Be Sold in the Offering		Beneficial Ownership After the Offering
Name of Selling Holder	Warrants	Percent	Warrants	Percent	Warrants	Percent
Gores Sponsor II LLC(1)	0	0%	0	0%	0	0%
AEG Holdings, LLC(8)	2,969,749	14.85%	2,969,749	14.85%	0	0%
Edward Johnson	227,240	1.14%	227,240	1.14%	0	0%
Mark Stone(9)	227,240	1.14%	227,240	1.14%	0	0%
Catherine Babon	56,810	*	56,810	*	0	0%
Jennifer Kwon Chou	11,362	*	11,362	*	0	0%

(*)Represents less than 1%.

(1)

The business address of Gores Sponsor II LLC is 6260 Lookout Road, Boulder, Colorado 80301. Alec Gores, the Company’s former chairman, controls Gores Sponsor II LLC.  Mr. Gores may therefore be deemed to be a beneficial owner of the Private Placement Warrants held by Gores Sponsor II LLC.  Mr. Gores disclaims beneficial ownership of the Private Placement Warrants held by Gores Sponsor II LLC, except to the extent of any pecuniary interest therein.

(8)

The business address of AEG Holdings, LLC is 6260 Lookout Road, Boulder, Colorado 80301. Alec Gores controls AEG Holdings, LLC.  Mr. Gores, Andrew McBride, Mark Stone and Cathy Pollard are current or former officers, employees or are otherwise affiliated with AEG Holdings, LLC and the Company.

(9)	Mr. Stone was the Company’s Chief Executive Officer prior to the closing of the Business Combination.